UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

001-39289

(Commission File Number)

(Check one):	Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR ☐

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Cano Health, Inc.

Full Name of Registrant

Former Name if Applicable: N/A

9725 NW 117th Avenue

Address of Principal Executive Office (Street and Number)

Miami, Florida 33178

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Effective December 31, 2021, Cano Health, Inc. (the “Company”) ceased to qualify as an emerging growth company and became a large accelerated filer. As a result, the Company has a shortened filing deadline of 60 days rather than 90 days to file its Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”). Last week, in the course of finalizing the Company’s audit of the financial statements for the year ended December 31, 2021, the Company and its independent registered public accounting firm, Ernst & Young LLP (“E&Y”), identified certain non-cash adjustments to account for revenue recognition under Accounting Standards Update No. 2014-09 “Revenue from Contracts with Customers (Topic 606)” (“ASC 606”). The adjustments substantially relate to when the Company is entitled to recognize revenue related to Medicare Risk Adjustments under ASC 606. The adjustments are expected to impact the timing of revenue recognition, by delaying recognition of certain amounts related to Medicare Risk Adjustments to subsequent periods, but do not impact the Company’s cash from operations, its cash position, or estimated collectability of receivables.

As a result, preparation of the financial statements has been delayed and has impacted the Company’s ability to timely file the Form 10-K by March 1, 2022, the prescribed filing due date. The Company has dedicated significant resources to completing the Form 10-K and is working diligently to complete the necessary work to file the Form 10-K as soon as practicable within the 15 calendar days of the prescribed due date pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Brian D. Koppy	786	758-3320
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is possible that the adjustments described above may result in changes to current and/or prior period financial statements. The Company and E&Y are still evaluating whether any such adjustments would be material to prior period financial statements. In addition, the Company has had significant growth in 2021 compared to the prior year, which will be explained in the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K. Because the adjustments’ analyses are not yet complete and the results of such analyses, in addition to the Company’s growth, impact the Company’s results of operations, the Company is unable to provide a reasonable estimate of the Company’s results of operations for the fiscal year ended December 31, 2021 as of the date hereof. As noted above, the Company is working diligently to complete the necessary work to file the Form 10-K as soon as practicable within the 15 calendar days of the prescribed due date pursuant to Rule 12b-25 under the Exchange Act.

Cautionary Note on Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve significant risks and uncertainties about the Company, including but not limited to statements about the Company’s expectations regarding the nature and extent of the accounting changes, possible adjustments to current and/or prior period financial statements, and the timing of the filing of the Form 10-K. These forward-looking statements are made as of the date hereof and are based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. The Company’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including, but not limited to, the risk that additional information may arise prior to the filing of the Form 10-K; the final determination of the Audit Committee regarding matters relating to its internal review; the timing and ultimate conclusions of the Company’s independent auditors regarding the audit of the Company’s financial statements; and the risk that the completion and filing of the Form 10-K will take longer than expected. These and other potential risks and uncertainties that could cause actual results to differ from the results predicted are more fully detailed in the Company’s filings and reports with the SEC, including the Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, as well as other filings and reports that are filed by the Company from time to time with the SEC. You should consider these factors in evaluating the forward-looking statements included in this Form 12b-25 and not place undue reliance on such statements. The forward-looking statements are made as of the date hereof, and the Company undertakes no obligation to update such statements as a result of new information.

Cano Health, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 2, 2022
	By:	/s/ Brian D. Koppy
Brian D. Koppy
Chief Financial Officer